Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

		2003	2002

A	Net income as reported, Canadian GAAP ($ millions)	$33.1	$24.7

B	Items adjusting net income ($ millions)	$3.5	$3.7

C	Net income, US GAAP ($ millions)	$36.6	$28.4

D	Weighted average number of shares outstanding	52,094,000	51,989,000

E	Net additional shares issuable for diluted earnings per share calculation	237,000	315,000
	CANADIAN GAAP
	Basic earnings per share (A/D)	$0.64	$0.47
	Diluted earnings per share (A/(D+E))	$0.63	$0.47
	UNITED STATES GAAP
	Basic earnings per share (C/D)	$0.70	$0.55
	Diluted earnings per share (C/(D+E))	$0.70	$0.54